UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(New)*
Cousins Properties Incorporated
(Name of Issuer)
Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)
222 795 10 6
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1 (d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	222 795 10 6

1	NAMES OF REPORTING PERSONS CF Foundation, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		3,235,490

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,235,490

WITH:	8	SHARED DISPOSITIVE POWER

		—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,235,490

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.31%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Based on 51,280,423 shares of Common Stock outstanding on December 31, 2007.

Item 1(a). Name of Issuer:
     Cousins Properties Incorporated
Item 1(b). Address of Issuer’s Principal Executive Offices:
     191 Peachtree Street, Suite 3600
     Atlanta, Georgia 30303
Item 2(a). Name of Person Filing:
     CF Foundation, Inc.
Item 2(b). Address of Principal Business Office or, if None, Residence:
     191 Peachtree Street, Suite 3600
     Atlanta, Georgia 30303
Item 2(c). Citizenship:
     United States of America
Item 2(d). Title of Class of Securities:
     Common Stock, $1.00 par value
Item 2(e). CUSIP Number:
     222 795 10 6
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.
(b) ☐ Bank as defined in Section 3(a) (6) of the Exchange Act.
(c) ☐ Insurance company as defined in Section 3(a) (19) of the Exchange Act.
(d) ☐ Investment company registered under Section 8 of the Investment Company Act.
(e) ☐ An investment adviser in accordance with Rule 13-d-1(b) (1) (ii) (E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F);
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G).2

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;
(j) ☐ Group, in accordance with Rule 13d-1(b) (1) (ii) (J).
     If this statement is filed pursuant to Rule 13d-1 (c), check this box. ☐
Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	3,235,490
(b) Percent of class:	6.31%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote	3,235,490
(ii) Shared power to vote or to direct the vote	—
(iii) Sole power to dispose or to direct the disposition of	3,235,490

(iv) Shared power to dispose or to direct the disposition of	—
     Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d) (1).
Item 5. Ownership of Five Percent or Less of a Class.
     N/A
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     N/A
Item 8. Identification and Classification of Members of the Group.
     N/A
Item 9. Notice of Dissolution of Group.
     N/A
Item 10. Certifications.
     N/A
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008	/s/ Lillian C. Giornelli

Date	Lillian C. Giornelli, President